EASTERN VIRGINIA BANKSHARES, INC.

330 Hospital Road

Tappahannock, Virginia 22560

August 11, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Era Anagnosti, Legal Branch Chief

Erin Purnell, Staff Attorney

Eastern Virginia Bankshares, Inc.

Registration Statement on Form S-4

Filed July 16, 2015

File No. 333-205701 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of Eastern Virginia Bankshares, Inc. (the “Company”), I submit this letter containing the Company’s response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the above-referenced Registration Statement contained in the Staff’s letter, dated July 30, 2015, (the “Comment Letter”).

For ease of reference, the Staff’s comment is replicated below in italics and numbered to correspond with the paragraph number assigned in the Comment Letter. The comment is followed by the corresponding response of the Company.

Incorporation by Reference, page ii

1.	We note that you have incorporated by reference information about the registrant, as provided for in Items 10 through 13 of Form S-4, as applicable. General Instruction B of Form S-4 provides that such incorporation by reference is permissible if one of the conditions set forth in General Instruction B.1.a.(ii) is met, among others. Given that the aggregate market value of your common equity held by non-affiliates appears to be below the minimum public float requirements of General Instruction I.B.1 of Form S-3, you may not be eligible to incorporate information about the registrant by reference at this time. Either provide us with an analysis demonstrating compliance with the applicable provisions of General Instruction B of Form S-4, or otherwise, please amend your registration statement to include the required information.

The Company respectfully submits that it meets the minimum public float requirements of General Instruction I.B.1 of Form S-3 and, therefore, also meets the requirements of General Instruction B.1.a.(ii).A of Form S-4 with respect to incorporation by reference into Form S-4.

As of July 6, 2015, there were 13,029,550 shares of the Company’s common stock outstanding, of which 552,513 shares were held by affiliates of the Company and 12,477,037 were held by non-affiliates of the Company. The last reported sale price for the Company’s common stock on July 6, 2015 was $6.33 per share. As a result, the aggregate market value of the Company’s common equity held by non-affiliates of the Company was $78,979,644.21 at close of business on July 6, 2015.

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[signature page follows]

The Company acknowledges the Staff’s closing comments and will comply with the requests set forth therein in connection with any subsequent amendments and acceleration requests.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (804) 443-8404 or adam.sothen@bankevb.com.

Sincerely,

EASTERN VIRGINIA BANKSHARES, INC.

By:	/s/ J. Adam Sothen
J. Adam Sothen
Executive Vice President and Chief Financial
Officer